EXHIBIT 12.1

(Dollars in thousands)
	Six Months Ended
	June 30,			Year Ended December 31,

	2009	2008	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges

Earnings
Income before income taxes	(53,177)	3,730	(13,032)	24,405	23,634	20,325	13,594
Fixed charges	2,322	1,279	2,703	2,514	3,615	1,728	903
Preference security dividend requirement	(1,392)	(208)	(474)	(443)	(442)	(422)	(409)
Total Earnings	(52,247)	4,801	(10,803)	26,476	26,807	21,631	14,088

Interest on deposits	9,656	13,777	26,344	25,145	15,931	9,479	5,862
Total Earnings including interest on deposits	(42,591)	18,578	15,541	51,621	42,738	31,110	19,950

Fixed Charges
Interest on short-term borrowings & long-term debt	930	1,071	2,229	2,071	3,173	1,306	494
Amortization of debt expense	-	-	-	-	-	-	-
Capitalized interest	-	-	-	-	-	-	-
One-third of net rental expense	-	-	-	-	-	-	-
Preference security dividend requirement	1,392	208	474	443	442	422	409
Total Fixed Charges	2,322	1,279	2,703	2,514	3,615	1,728	903

Interest on deposits	9,656	13,777	26,344	25,145	15,931	9,479	5,862
Total Fixed Charges including interest on deposits	11,978	15,056	29,047	27,659	19,546	11,207	6,765

Ratio of earnings to fixed charges
Excluding interest on deposits	(22.50)	3.75	(4.00)	10.53	7.42	12.52	15.60
Including interest on deposits	(3.56)	1.23	0.54	1.87	2.19	2.78	2.95